Exhibit 99.1

ASML updates the market on expected Q1 2020 results, primarily related to COVID-19 impact

Impacted revenue will shift to subsequent quarters in 2020

VELDHOVEN, the Netherlands, March 30, 2020 - Today ASML Holding NV (ASML) provides an update on the expected Q1 results, primarily related to the impact of the coronavirus (COVID-19).

ASML President and CEO Peter Wennink: “Until now the COVID-19 outbreak has had limited impact on ASML’s manufacturing capability. Also, from a customer point of view, we have not seen a reduction in the demand for our systems this year. However, three COVID-19 related effects have impacted our Q1 financial results. First, we have experienced some delays in DUV shipments to Wuhan, China as well as to other customers due to shipment and travel restrictions regarding COVID-19. Second, we have experienced some issues in our supply chain, which for now have been solved. Combined with longer than initially planned cycle times for the first NXE:3400C models in final configuration, this has resulted in some delays in shipment. Third, due to concerns around the continued ability to ship systems in the current circumstances, some customers have asked us to expedite the delivery of EUV systems by shipping the systems before the normal Factory Acceptance Tests (FAT). The implication of this is a delay in our revenue recognition as final acceptance will now take place after successful installation at the customer site. We currently expect revenue in the first quarter to be between €2.4 billion and €2.5 billion, with a gross margin between 45% and 46%. We expect the revenue that we were not able to recognize for Q1 as a result of the issues listed above, to shift to Q2 and Q3 of this year.

“Despite the challenging circumstances, we have been able to continue ASML’s operations although we, like many of our peers and customers, are dependent on future developments with respect to measures taken to control the COVID-19 outbreak around the world. Due to the uncertainties regarding COVID-19, ASML has decided not to execute any share buybacks in Q2 2020. This decision follows the pause in the execution of the program in the first quarter, after having already performed share buybacks under the new program for an amount of approximately €507 million.

“The current coronavirus pandemic affects us all. Our primary goal is to ensure, as best as we can, that our employees and their families stay safe, whether they’re on ASML premises or at our customers, suppliers or partners. Our second goal is to ensure the continuity of our business and our customers’, suppliers’ and partners’ businesses, so that we can all continue to serve our end markets. We will continue to monitor the situation closely and we will provide more information in our Q1 2020 earnings report on April 15, 2020.”

About ASML

ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 24,900 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.

Forward Looking Statements

This press release contains forward looking statements, which you can generally identify by the use of words like “may”, “will”, “expect”, “intends”, “contemplate”, “are confident” and variations of these words or comparable words. The forward looking statements contained herein include statements relating to expected results for the first quarter of 2020 and full year 2020 outlook including revenues and gross margin, shipments, revenue recognition, ability to serve customers, expectations on customer demand, operations, the expected impact of the Covid-19 pandemic on the foregoing including the impact on ASML’s business, financial results, operations, shipments, customer demand and related matters. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections and you should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, risks related to the Covid-19 virus on the global economy and financial markets, as well as on ASML and its customers and suppliers, the impact on ASML’s and its customers’ and suppliers’ operations and other risks relating to the Covid-19 virus and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability to supply its products and risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Monique Mols	Sander Hofman	Brittney Wolff
Head of Media Relations	Corporate Communications	Communications US
+31 652 844 418	+31 623 810 214	+1 408 483 3207

Skip Miller	Marcel Kemp	Peter Cheang
Head Investor Relations Worldwide	Head Investor Relations Europe	Head Investor Relations Asia
+1 480 235 0934	+31 40 268 6494